Oglethorpe Power Corporation 2100 East Exchange Place PO Box 1349 Tucker, GA 30085-1349 phone 770-270-7600 fax 770-270-7872 An Electric Membership Cooperative

June 26, 2006

VIA EDGAR AND FACSIMILE
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-0404
Mail Stop 3561

Attn:  Mr. Michael Moran, Branch Chief

RE:                            Oglethorpe Power Corporation (An Electric Membership Corporation)
Form 10-K for the year ended December 31, 2005
File No. 033-07591

Dear Mr. Moran:

Oglethorpe Power Corporation (An Electric Membership Corporation) (“Oglethorpe”), hereby submits its responses to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) contained in your letter dated June 12, 2006 (the “Comment Letter”) pertaining to Oglethorpe’s Form 10-K referenced above. The numbered paragraphs correspond to the paragraph numbers in the Comment Letter. For convenience, we also have included the text of each of the Staff’s comments in italics.

Item 1 — Business

Relationship with GSOC, page 4

1.                                      We note from your disclosure that Oglethorpe has some secondary liability on GSOC indebtedness and GSOC contractual obligations. Tell us if these liabilities are included in the balance sheet. If not, please explain to us why you do not disclose these liabilities in Off-Balance Sheet Arrangements on page 42 and in Note 11, Guarantees, on page 71. See Regulation S-K Item 303(a)(4) regarding Off-Balance Sheet Arrangements and FIN No. 45 regarding Guarantees.

The secondary liability related to GSOC’s contractual obligations terminated as of April 2005 and, as such, no liability existed as of December 31, 2005. The secondary liability related to GSOC’s indebtedness was not included in Oglethorpe’s balance sheet as Oglethorpe deemed the fair value of the obligation to be essentially $0 due to the remoteness of the probability of an event occurring that would trigger such a liability based on the overall financial condition of GSOC. Additionally, the amount of the secondary liability is not material to Oglethorpe’s consolidated financial statements as the aggregate amount of GSOC indebtedness for which Oglethorpe is secondarily liable as of December 31, 2005 totaled approximately $2.8 million (or 0.06% of total liabilities and assets). This liability was not disclosed in either Off-Balance Sheet Arrangements or in Note 11 to Oglethorpe’s consolidated financial statements because Oglethorpe determined, in light of the amount of this secondary liability, that the liability was not material.

The disclosure referenced on page 4 was included by Oglethorpe solely for the purpose of describing the totality of relationships between Oglethorpe and GSOC. However, in light of the immateriality of the amount of the loan guarantee and the termination of the secondary liability relating to the contractual obligations, Oglethorpe intends to omit the referenced disclosure in future filings.

Item 2 — Properties

Georgia Power Company, page 24

2.                                      The Public Utility Holding Company Act (PUHCA) was repealed on August 8, 2005 as part of the Energy Policy Act of 2005. The repeal was effective on February 8, 2006. The Federal Energy Regulatory Commission (FERC) will retain all oversight and authority pursuant to the Federal Power Act and the Natural Gas Act. In future filings, if you refer to PUHCA, please enhance the text by adding a discussion to indicate that the Act has been repealed.

In accordance with this comment, if in future filings Oglethorpe has occasion to refer to PUHCA, we will ensure that the text clearly indicates that PUHCA has been repealed.

Note 1. Summary of Significant Accounting Policies

i. Nuclear decommissioning trust fund, page 57

3.                                      Please tell us how you have reflected realized gains (losses) and earned income from your nuclear decommissioning fund in your statement of cash flows. Further, tell us how you reflect cash included in the fund for the purpose of cash and cash equivalents in the statements of cash flows. In future filings please provide disclosure enabling investors to understand how much interest/dividends are coming from trust assets as opposed to other assets and how these items are presented on the cash flow statement.

Realized gains (losses) and earned income on investments in the nuclear decommissioning fund are reflected in the “Cash flows from operating activities” section of Oglethorpe’s cash flow statement. As discussed in Note 1. i., please note that under Statement of Accounting Standards No. 71 Oglethorpe records an offsetting regulatory asset or liability to reflect the difference in timing of recognition of costs of decommissioning for financial statement purposes and ratemaking purposes and therefore there is no impact to net margin from realized gains (losses) and earned income on investment in the nuclear decommissioning fund. Purchases (including reinvestments of earned income) and sales are reflected on a gross basis within the “Activity in decommissioning fund” category within the “Cash flows from investing activities” section of the cash flow statement. The “Cash and cash equivalents” category in the statements of cash flows do not include cash or cash equivalents, if any, related to the nuclear decommissioning fund.

In the future, Oglethorpe will add the following disclosure to Note 1. j. that will enable readers to better understand nuclear decommissioning fund earnings and how the items are presented on the cash flow statement. “All realized gains (losses) and earned income associated with the nuclear decommissioning fund are reflected within the “Cash flows from operating activities” section of Oglethorpe’s cash flow statement. Purchases, including reinvestments of earned income, and sales are reflected in the ‘Activity in decommissioning fund’ line of the “Cash flows from investing activities” section of the cash flow statement. For the periods ending December 31, 2005 and 2004, realized gains (losses) and earned income totaled $13,639,000 and $21,275,000, respectively.”

Note 10.  Sale of Emission Allowances, page 71

4.                                      Please clarify for us the accounting treatment and handling of the $21.2 million offset against the gain from the sale of emission credits.

Oglethorpe accounts for emissions allowances under the inventory model. During 2005, Oglethorpe sold $83.1 million of emissions allowances and recognized a gain on this sale at the time the sale was complete. During its 2005 fiscal year, pursuant to approval by Oglethorpe’s Board of Directors, Oglethorpe also reduced its members’ revenue requirement by $61.9 million and accelerated the timing of the amortization of $21.2 million of deferred asset retirement obligations which would have been amortized into rates and recovered from Members in future periods based on Board of Directors approval. These two events are separate transactions, and Oglethorpe has accounted for them as such.

Item 9A — Controls and Procedures

5.                                      You indicate the chief executive officer and chief financial officer have evaluated the effectiveness of the company’s disclosure controls as of a date within 90 days of the filing of this report. In future filings, please revise this statement to say as of the end of the period covered by the report. See Item 307 of Regulation S-K.

In accordance with this comment, in future filings Oglethorpe will revise the referenced disclosure to indicate that the effectiveness of the disclosure controls were evaluated as of the end of the period covered by the report, as required by Item 307 of Regulation S-K. In this regard, we note that the CEO and CFO certifications filed as Exhibits 31.1 and 31.2 to Oglethorpe’s Form 10-K properly indicated that the evaluations were as of the end of the period covered by the Form 10-K. We further note that the disclosure in Oglethorpe’s Form 10-Q for the quarter ended March 31, 2006 properly indicated that the evaluation for this quarterly period was as of March 31, 2006.

*     *     *     *     *

Oglethorpe hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing. Oglethorpe further acknowledges that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing. Oglethorpe also acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or want to discuss any of Oglethorpe’s responses, please call me at 770.270.7168 or Herbert Short, our General Counsel, at 770.270.7912.

Sincerely,

/s/ Elizabeth B. Higgins

Elizabeth B. Higgins
Chief Financial Officer

cc:                                 Scott Stringer
Herbert J. Short